UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated November 13, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation - Managers' transactions (Fisk)
•	Nokia Corporation - Managers' transactions (Hanrahan)
•	Nokia Corporation - Managers' transactions (Heard)
•	Nokia Corporation - Managers' transactions (Mahajan)
•	Nokia Corporation - Managers' transactions (Owczarek)
•	Nokia Corporation - Managers' transactions (Prosi)
•	Nokia Corporation - Managers' transactions (Sahgal)

Stock exchange release	1 (1)
13 November 2026

Nokia Corporation
Managers’ transactions
13 November 2026 at 17:00 EET

Nokia Corporation - Managers' transactions (Fisk)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Fisk, Louise

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 180586/4/4

Transaction date: 2026-11-12

Venue: XHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 235 Unit price: 7.6301 EUR

Aggregated transactions
(1): Volume: 235 Volume weighted average price: 7.6301 EUR

About Nokia

Nokia is a global leader in connectivity infrastructure, enabling the AI supercycle. We build networks that connect intelligence and deliver a comprehensive connectivity solution across fixed, mobile, IP, optical, core, and data center networks. With security by design, AI-driven innovation, and AI-optimized architecture, Nokia delivers trusted infrastructure that enables AI to scale and advances connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (1)
13 November 2026

Nokia Corporation
Managers’ transactions
13 November 2026 at 17:00 EET

Nokia Corporation - Managers' transactions (Hanrahan)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Hanrahan, Victoria

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 180603/4/4

Transaction date: 2026-11-12

Venue: XHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 6 Unit price: 7.6301 EUR

Aggregated transactions
(1): Volume: 6 Volume weighted average price: 7.6301 EUR

About Nokia

Nokia is a global leader in connectivity infrastructure, enabling the AI supercycle. We build networks that connect intelligence and deliver a comprehensive connectivity solution across fixed, mobile, IP, optical, core, and data center networks. With security by design, AI-driven innovation, and AI-optimized architecture, Nokia delivers trusted infrastructure that enables AI to scale and advances connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (1)
13 November 2026

Nokia Corporation
Managers’ transactions
13 November 2026 at 17:00 EET

Nokia Corporation - Managers' transactions (Heard)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Heard, David

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 180583/4/4

Transaction date: 2026-11-12

Venue: XHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 1139 Unit price: 7.6301 EUR

Aggregated transactions
(1): Volume: 1139 Volume weighted average price: 7.6301 EUR

About Nokia

Nokia is a global leader in connectivity infrastructure, enabling the AI supercycle. We build networks that connect intelligence and deliver a comprehensive connectivity solution across fixed, mobile, IP, optical, core, and data center networks. With security by design, AI-driven innovation, and AI-optimized architecture, Nokia delivers trusted infrastructure that enables AI to scale and advances connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (1)
13 November 2026

Nokia Corporation
Managers’ transactions
13 November 2026 at 17:00 EET

Nokia Corporation - Managers' transactions (Mahajan)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Mahajan, Pallavi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 180589/4/4

Transaction date: 2026-11-12

Venue: XHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 89 Unit price: 7.6301 EUR

Aggregated transactions
(1): Volume: 89 Volume weighted average price: 7.6301 EUR

About Nokia

Nokia is a global leader in connectivity infrastructure, enabling the AI supercycle. We build networks that connect intelligence and deliver a comprehensive connectivity solution across fixed, mobile, IP, optical, core, and data center networks. With security by design, AI-driven innovation, and AI-optimized architecture, Nokia delivers trusted infrastructure that enables AI to scale and advances connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (1)
13 November 2026

Nokia Corporation
Managers’ transactions
13 November 2026 at 17:00 EET

Nokia Corporation - Managers' transactions (Owczarek)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Owczarek, Konstanty

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 180582/4/4

Transaction date: 2026-11-12

Venue: XHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 115 Unit price: 7.6301 EUR

Aggregated transactions
(1): Volume: 115 Volume weighted average price: 7.6301 EUR

About Nokia

Nokia is a global leader in connectivity infrastructure, enabling the AI supercycle. We build networks that connect intelligence and deliver a comprehensive connectivity solution across fixed, mobile, IP, optical, core, and data center networks. With security by design, AI-driven innovation, and AI-optimized architecture, Nokia delivers trusted infrastructure that enables AI to scale and advances connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (1)
13 November 2026

Nokia Corporation
Managers’ transactions
13 November 2026 at 17:00 EET

Nokia Corporation - Managers' transactions (Prosi)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Prosi, Stephan

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 180597/4/4

Transaction date: 2026-11-12

Venue: XHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 225 Unit price: 7.6301 EUR

Aggregated transactions
(1): Volume: 225 Volume weighted average price: 7.6301 EUR

About Nokia

Nokia is a global leader in connectivity infrastructure, enabling the AI supercycle. We build networks that connect intelligence and deliver a comprehensive connectivity solution across fixed, mobile, IP, optical, core, and data center networks. With security by design, AI-driven innovation, and AI-optimized architecture, Nokia delivers trusted infrastructure that enables AI to scale and advances connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release	1 (1)
13 November 2026

Nokia Corporation
Managers’ transactions
13 November 2026 at 17:00 EET

Nokia Corporation - Managers' transactions (Sahgal)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Sahgal, Raghav

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 180591/4/4

Transaction date: 2026-11-12

Venue: XHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 2590 Unit price: 7.6301 EUR

Aggregated transactions
(1): Volume: 2590 Volume weighted average price: 7.6301 EUR

About Nokia

Nokia is a global leader in connectivity infrastructure, enabling the AI supercycle. We build networks that connect intelligence and deliver a comprehensive connectivity solution across fixed, mobile, IP, optical, core, and data center networks. With security by design, AI-driven innovation, and AI-optimized architecture, Nokia delivers trusted infrastructure that enables AI to scale and advances connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2026		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Global Head of Corporate Legal